FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

The Quarterly Statement 2006 (January - September) dated 24 October 2006 was published in Hong Kong newspapers on 25 October 2006 and despatched to shareholders on 3 November 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date:    6 November 2006

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Quarterly Statement 2006

(January – September)

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the nine months ended 30 September 2006 are summarised below:

Highlights

	9 months ended 30 September
	2006	2005	Increase (Decrease	/ )
Revenue, HK$ million (Note)
Hong Kong electricity business	22,207	21,643	2.6%
Total	33,378	28,094	18.8%

Interim dividends, HK$ per share	1.50	1.44	4.2%

Electricity sold (Hong Kong electricity business), kWh millions
Kowloon and New Territories	22,742	22,429	1.4%
Including sales to the Chinese mainland	26,404	25,569	3.3%

Note:	The total revenue figure for 2005 has been restated following the adoption of the new Hong Kong Financial Reporting Standards Interpretation 4 "Determining whether an Arrangement contains a Lease", which is effective for accounting periods commencing on or after 1 January 2006.

Hong Kong Electricity Business

Against a backdrop of strong overall economic growth, local sales of electricity grew moderately largely due to mild weather condition and customer energy saving initiatives. These factors had bigger adverse impact on residential consumption. Aligned with the economic growth and resulting from the reclassification of some Hong Kong Housing Authority accounts (formerly under the Infrastructure & Public Services (IPS) Sector) to The Link Real Estate Investment Trust accounts (which come under the Commercial Sector), sales to the Commercial Sector increased considerably. The IPS Sector, in addition to the impact of reclassification, was also affected by continuous energy conservation in the public sector accounts. The Manufacturing Sector followed a declining trend. In the nine-month period ended September 2006, local sales of electricity grew by 1.4% over the same period in 2005. A breakdown of the sales growth and percentage of total local sales by sector is as follows:

	Increase/ (Decrease)		% of Total Local Sales

Residential	0.5%		26.7%
Commercial	5.2%		39.7%
Infrastructure & Public Services	(2.2%	)	24.7%
Manufacturing	(1.8%	)	8.9%

Our electricity supply to Guangdong Power Grid Corporation picked up strongly in the third quarter but supply to Shekou slackened. Overall sales to the Chinese mainland rose by 16.6% in the nine-month period. Total unit sales, which included both local sales and sales to the Chinese mainland, increased by 3.3% over the same period in 2005.

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Regional Electricity Businesses

Australia

TRUenergy launched the new 'Go' range of mass market retail products in July. Retail competition has remained strong, particularly in Victoria. TRUenergy has had success in winning and retaining customers, with net churn (that is, the percentage of customers switching suppliers) being better than industry averages in Victoria. Development of TRUenergy's 400MW combined cycle gas turbine plant at Tallawarra in New South Wales has continued throughout the quarter. Construction of the plant is scheduled to commence in mid-November, with commercial operations scheduled for late 2008.

Chinese Mainland

Most of the civil construction work of the 2 x 600MW supercritical coal-fired Fangchenggang project in Guangxi has been completed. Equipment installation in all the main and auxiliary plant areas has started and marine construction work on the coal jetty and approach channel is also underway. With the project construction activities entering into peak period, close supervision of site safety and work quality are being increased. Construction progress is within schedule and recruitment and training of operations staff has started.

Other Countries in Asia

OneEnergy Limited, our strategic joint venture with Mitsubishi Corporation, has completed its initial establishment. OneEnergy is now operating with full staff establishment, key policies, procedures and systems in place, and a new office and corporate identity. In addition to acquiring existing power generation projects or interests owned by the joint venture parties, OneEnergy is actively looking at business development activities in the Philippines, Indonesia and Vietnam.

Environment

On 30 August 2006, we submitted a Financial Plan to the HKSAR Government for a Liquefied Natural Gas (LNG) receiving terminal. This formal application was an important milestone for this important project. Timely Government approvals are required to ensure a supply of LNG can be brought to Hong Kong by early next decade as a replacement for the depleting Yacheng gas supply. The Environmental Impact Assessment for the two potential sites, South Soko and Black Point, has also been submitted on 19 October 2006. After a thorough review and balanced assessment of environmental, social, economic, and timing factors, we have recommended that, while both sites have advantages, the South Soko site provides the most benefits to Hong Kong.

CLP Group was named “Corporate Developer of the Year” in Euromoney and Ernst & Young Global Renewable Energy Awards 2006. CLP Group was acknowledged as “the company that has made significant efforts to develop large-scale renewable projects”, and recognised for its voluntary 5% renewable energy target by 2010 and as one of the businesses that had contributed most to the growing success of the renewables sector in the past 12 months. CLP was also honoured as “Best in Class” in its approach to climate change by the Carbon Disclosure Project, a coalition of global investors. These awards recognise CLP’s commitments on the environment, as articulated in our Value Framework.

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Dividend

Directors today declared the third interim dividend for 2006 of HK$0.50 per share payable on 15 December 2006 to Shareholders registered as at 5 December 2006. The dividend of HK$0.50 per share (2005: HK$0.48 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 5 December 2006. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 4 December 2006.

The Hon. Sir Michael Kadoorie

Chairman of the Board of Directors

Hong Kong, 24 October 2006

This Statement will be despatched to Shareholders on 3 November 2006 and is also available at the Corporate Governance or Investors sections on the Company’s website at www.clpgroup.com.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. R. J. McAulay,

Mr. J. S. Dickson Leach, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,

Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate) and Mr. Jason Whittle

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee

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